UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of  the
Securities Exchange Act of 1934

July 22, 2008
Commission File Number: 333-142287

NXP B.V.
(Exact name of registrant as specified in charter)

The Netherlands
(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven – The Netherlands

This report contains the quarterly report of NXP B.V. (the “Company”) for the three months ended June 30, 2008, as furnished to the holders of the Company’s debt securities on July 22, 2008. This report also contains a copy of the press release entitled “NXP Semiconductors Announces Second Quarter 2008 Results” dated July 22, 2008.

Exhibits

1.          Quarterly report of NXP Semiconductors Group

2.          Press release, dated July 22, 2008

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the  22nd day of July 2008.

NXP B.V.

/s/ Frans van Houten
Frans van Houten
(President and Chief Executive Officer, Chairman of the Board of Management)

/s/ Karl-Henrik Sundström
Karl-Henrik Sundström
(Chief Financial Officer, Member of the Board of Management)

3

Exhibit 1

NXP Semiconductors

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward- looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash or raise sufficient capital to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers.

Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document. In addition, this document contains information concerning the semiconductor industry, our market segments and business units generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected.

Use of non-US GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s)

A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Quarterly report of the NXP Group

for the 2nd quarter ended June 30, 2008

Gross margin improved from 34.7% to 36.5% year-on-year

•                  Second quarter sales at USD 1,524 million compared to USD 1,538 million in the second quarter of 2007

•                  Comparable year-on-year decrease of 1.9%, comparable sequential sales decrease of 0.6%

•                  Second quarter Adjusted EBITDA at a profit of USD 114 million (Adjusted EBITA a loss of USD 29 million)

•                  Cash position at USD 660 million* at end of the second quarter of 2008

•                  Book-to-bill ratio stable at 1.03 in the second quarter of 2008 compared to 1.0 in the first quarter of  2008

•                  The ST-NXP Wireless Joint Venture is on track to close in the third quarter, resulting in a cash receipt of USD 1.55 billion and a 20% stake in the Joint Venture

•                  Factory loading of 78% in the second quarter of 2008 compared to 87% in the first quarter of 2008 and 74% in the second quarter of 2007

* Cash figure includes USD 450 million draw under the revolving credit facility early May 2008

Frans van Houten, President and CEO of NXP:

“We were able to achieve a sales level in line with our guidance, primarily as a result of solid sales performance by both the MultiMarket Semiconductors and Automotive & Identification businesses.

Overall the Home business made progress in digital TV, in particular through production ramp-ups with Philips and other major CE brands and a design win with Loewe, but the decline in analog TV continued. The Mobile & Personal business suffered from soft market conditions, but saw continued design-in traction in 3G, EDGE and Ultra Low Cost phones at Samsung.”

“I am pleased to say that we are swiftly executing on our strategy focusing on scale and leadership positions. This is evidenced by the good progress we are making in the creation of ST-NXP Wireless: in this quarter, we announced the name of the JV, its Executive Management Team, received regulatory approvals, including from the European Commission, and finalized labor council consultations. This transaction will give us a stake in an ambitious and exciting joint venture, as well as USD 1.55 billion in cash enabling us to pursue growth and increased investments in our core businesses. Furthermore, we announced the acquisition of the Conexant STB business and we signed the definitive agreement for the formation of a JV with Thomson creating the leader in Can tuners.”

“The continued focus on our Business Renewal strategy resulted in improved gross margins, however savings have been eroded by the continuing weakness of the dollar. A core priority for the remainder of the year is to take additional decisive steps to mitigate our currency exposure and re-align our business to better suit our reduced size following the creation of ST-NXP Wireless.”

Introduction

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which are presented in footnote 3 of NXP’s Annual Report 2007.

As from January 1, 2008, the Company has changed its reporting currency from euro to US dollar in order to be more aligned with the semiconductor market and for comparison reasons with its peers. The US dollar is the currency of the primary economic environment in which NXP operates; the worldwide semiconductor industry uses the US dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Company’s transactions are denominated in US dollars, and revenues from sales in US dollars exceed revenues in any other currency. Labor costs are concentrated in the countries that have adopted the euro or are in the local currencies of the Asian countries. However, most of the Asian entities have the US dollar as their functional currency.

The functional currency of the various entities in NXP’s group consolidation has not changed.

For consolidation purposes, the financial statements of those entities, including the parent company NXP B.V., with a functional currency other than the US dollar, are translated into US dollar. Assets and liabilities are translated using the exchange rates on the respective balance sheet dates. Income and expense items in the statements of operations and cash flows are translated at monthly exchange rates. The effects of translating the financial position and results of operations from local functional currencies are reported as a component of ‘Accumulated other comprehensive income (loss)’ in the consolidated statements of changes in shareholder’s equity.

Financial data of previously reported periods are recalculated and the consequential effect on the line items in the financial statements is recorded as a translation difference in ‘Accumulated other comprehensive income (loss)’.

The Company concluded that the (retrospective) change in reporting currency is justified under the provisions of SFAS No. 52.

Second quarter 2008 compared to second quarter 2007

•                 all amounts in millions of US dollars unless otherwise stated; data included are unaudited

•                 financial reporting in accordance with US GAAP

•                 the total purchase price paid for the acquisition of all of NXP’s issued and outstanding shares by KASLION Acquisition B.V. on September 29, 2006 has been pushed down to NXP B.V. and allocated to the fair value of assets acquired and liabilities assumed. Reference is also made to footnote 1 of NXP’s Annual Report 2007. The impact on the 2008 financial results of the purchase price accounting (“PPA”) used in connection with this acquisition and subsequent acquisitions and divestments has been separately provided; adjusted financial results are also provided to eliminate the impact of these accounting effects. This presentation does not comply with US GAAP, however, the Company believes it provides investors with a useful basis of comparison with prior year results

•                 Earnings before Interest and Taxes (“EBIT”) as applied by the Company, has the same meaning as income from operations (“IFO”) as presented in the accompanying consolidated financial statements

•                 Adjusted EBIT refers to EBIT adjusted for incidental items such as restructuring, litigation, IT system reorganization costs, exit of product lines, other non operations-related items and the effects of purchase price accounting

•                 comparable sales growth reflects relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes, material acquisitions and divestments (consolidation changes) and reclassified product lines

•                 segment IC Manufacturing Operations has been renamed into Manufacturing Operations

Group performance

Operational items

In millions of USD unless otherwise stated

	Q2 2007	Effects of PPA	Q2 2007 excl. PPA	Q2 2008	Effects of PPA	Q2 2008 excl. PPA

Sales	1,538	—	1,538	1,524	—	1,524
% nominal growth	(1.6)		(1.6)	(0.9)		(0.9)
% comparable growth	(4.8)		(4.8)	(1.9)		(1.9)
Gross margin	354	(39)	393	507	(27)	534
Selling expenses	(111)	—	(111)	(111)	—	(111)
General and administrative expenses	(293)	(163)	(130)	(327)	(168)	(159)
Research and development expenses	(295)	19	(314)	(346)	(1)	(345)
Other income	6	—	6	(7)	—	(7)
EBIT	(339)	(183)	(156)	(284)	(196)	(88)

EBITA	(200)	(39)	(161)	(124)	(27)	(97)
EBITDA	17	(3)	20	46	—	46
Incidental items	(159)		(159)	(50)	—	(50)
Adjusted EBITA			9			(29)
Adjusted EBITDA			190			114

Employees in FTE	38,176			36,576

Sales

Sales by segment

In millions of USD unless otherwise stated

	Q2	Q2	% change
	2007	2008	Nominal	Comparable

Mobile & Personal	538	471	(12.5)	(3.3)
Home	216	196	(9.3)	(8.6)
Automotive & Identification	360	359	(0.3)	(0.5)
MultiMarket Semiconductors	358	416	16.2	3.9
Manufacturing Operations	46	61	• (1)	• (1)
Corporate and Other	20	21	• (1)	• (1)
	1,538	1,524	(0.9)	(1.9)

(1) Not meaningful

Sales

Sales were USD 1,524 million for the period April through June 2008 compared to USD 1,538 million for the 2nd quarter of 2007, a nominal decrease of 0.9% and a decline of 1.9% on a comparable basis. The Mobile & Personal business showed a 3.3% comparable sales decline caused by soft market conditions and related weak sales in Personal Entertainment Systems and Cellular Systems.  The Home business sales decreased on a comparable basis with 8.6% caused by the continued declining CRT market and RF Solutions. The Automotive & Identification business showed a 0.5% comparable sales decline with strong sales in Automotive and flat sales in Identification. MultiMarket Semiconductors realized a comparable growth of 3.9% due to stronger sales in Power Management, Standard IC’s and General Applications.

Gross margin

Excluding the PPA effects of USD 27 million (2007: USD 39 million), the gross margin in the 2nd quarter of 2008 amounted to USD 534 million compared to USD 393 million in the corresponding period of last year. Furthermore, negative incidental items of USD 22 million in the current quarter were mainly related to restructuring charges and process transfer costs, resulting from the closure of our manufacturing operation in Boeblingen. The incidental items of USD 141 million in the same period in 2007 were primarily restructuring charges.

Excluding the PPA effects and incidental items, the gross margin improved in the 2nd quarter of 2008 to 36.5% compared to 34.7% in the same period of 2007. Despite the unfavorable impact of the weaker dollar on our European based manufacturing, gross margins improved as a consequence of Business Renewal Program cost savings and the higher utilization (78% in the 2nd quarter of 2008 versus 74% in the corresponding quarter of 2007) in the Manufacturing Operations.

Selling expenses

Selling expenses amounted to USD 111 million and are USD 10 million lower than in the same period of 2007 excluding currency effects. The effect of unfavorable currencies amounted to USD 10 million for the quarter. The 2nd quarter of 2007 included incidental items of USD 3 million, mainly related to restructuring charges. Excluding incidental items, selling expenses as a % of sales, were 7.3% versus 7.0% in the 2nd quarter of last year

General and administrative expenses

Excluding the PPA effects of USD 168 million, the general and administrative expenses in the reporting period amounted to USD 159 million compared to USD 130 million in the 2nd quarter of 2007. Incidental items in the reporting period amounted to a loss of USD 22 million compared to USD 19 million in the same period 2007, mainly related to the costs of restructuring and improvements of our new IT infrastructure. Excluding the unfavorable currency effects of USD 17 million and charges for the share-based compensation program of

USD 17 million, in the reporting period the costs have been reduced by USD 8 million on a comparable basis. Furthermore, additional costs were incurred related to the formation of the ST-NXP Wireless Joint Venture.

Research and development expenses

Excluding the PPA effects arising from in-process R&D of USD 1 million (2007: a corresponding profit of USD 19 million) research and development expenses (R&D) in the reporting period amounted to USD 305 million, excluding currency effects of USD 40 million (20.0% of sales) compared to USD 314 million (20.4% of sales) in the same period in 2007. Incidental items amounted to a loss of USD 6 million (2007: a profit of USD 6 million) were mainly related to restructuring charges in the Home business. The increase in R&D expenses was mainly attributable to the unfavorable currency impacts.

Other income

Other income amounted to a loss of USD 7 million and related to the net loss from disposals of fixed assets (mainly Crolles). Other income in the corresponding period in 2007 amounted to USD 6 million. There were no incidental items in the reporting period (2007: USD 2 million).

EBIT

In millions of USD unless otherwise stated

	Q2 2007				Q2 2008
	EBIT	Adjusted EBIT	Adj. EBIT as a % of sales		EBIT	Adjusted EBIT	Adj. EBIT as a % of sales

Mobile & Personal	(52)	(3)	(0.6)		(117)	(43)	(9.1)
Home	(60)	(30)	(13.9)		(53)	(19)	(9.7)
Automotive & Identification	45	85	23.6		33	78	21.7
MultiMarket Semiconductors	27	67	18.7		25	63	15.1
Manufacturing Operations	(123)	9	•	(1)	(88)	(55)	• (1)
Corporate and Other	(176)	(125)	•	(1)	(84)	(62)	• (1)
	(339)	3	0.2		(284)	(38)	(2.5)

(1) Not meaningful

EBIT

EBIT in the 2nd quarter of 2008 was a loss of USD 284 million compared to a loss of USD 339 million in the same period of last year. Included are PPA effects of USD 196 million (2007: USD 183 million) and incidental items of USD 50 million (2007: USD 159 million). Incidental items mainly relate to restructuring charges of USD 19 million, USD 19 million IT system reorganization costs and USD 6 million inventory write-off of an exited product line.

The adjusted EBIT in the 2nd quarter of 2008 was a loss of USD 38 million (2007: profit of USD 3 million). The positive impact of margin improvement and increased utilization in Manufacturing Operations was offset by the unfavorable currency impact from the weaker dollar of approximately USD 70 million.

Adjusted EBITA

Excluding the PPA effects, adjusted EBITA was a loss of USD 29 million, compared to a profit of USD 9 million for the 2nd quarter in 2007. Excluding the unfavorable currency impact the adjusted EBITA amounted to a profit of USD 44 million.

Adjusted EBITDA

Adjusted EBITDA amounted to a profit of USD 114 million, compared to USD 190 million in the 2nd quarter of 2007. The unfavorable currency effects on margins, R&D, Selling and G&A expenses, totaling approximately USD 70 million, offset higher gross margin and positive effects from the Business Renewal program in the reporting period.

To arrive at Adjusted EBITDA of USD 114 million in the 2nd quarter of 2008, adjustments amounting to USD 68 million were made to the reported EBITDA of USD 46 million. These consist of:

•                  minority interests and results of equity-accounted investees of USD 18 million negative

•                  restructuring costs of USD 19 million

•                  IT reorganization costs of USD 19 million, inventory write-off related to an exited product line of USD 6 million and other cost of USD 6 million.

The corresponding EBITDA adjustments in the 2nd quarter of 2007 totaled USD 170 million and was composed of minority interests and results of equity-accounted investees (USD 11 million), restructuring costs (USD 130 million), IT disentanglement cost (USD 15 million) and other items (USD 14 million).

Net income

In millions of USD

	Q2 2007	Effects of PPA	Q2 2007 excl. PPA	Q2 2008	Effects of PPA	Q2 2008 excl. PPA

EBIT	(339)	(183)	(156)	(284)	(196)	(88)
Financial income (expense)	(103)	—	(103)	(174)	—	(174)
Income tax (expense) benefit	94	17	77	146	48	98
Result equity-accounted investees	(1)	—	(1)	(7)	—	(7)
Minority interest	(10)	—	(10)	(11)	—	(11)
Net income (loss)	(359)	(166)	(193)	(330)	(148)	(182)

Financial income and expense

Net financial income and expense amounted to an expense of USD 174 million in the 2nd quarter, including a net loss of USD 22 million resulting from currency exchange rates, predominantly related to our USD denominated notes and cash position. Net interest expense amounted to USD 120 million. Furthermore, an amount of USD 25 million was included for the impairment of the DSPG shares (received in 2007 in relation to the sale of the Cordless activities).

For the corresponding period in 2007 the net financial income and expense amounted to an expense of USD 103 million, comprising USD 113 million for net interest expense, partly offset by USD 12 million related to positive foreign exchange rate results.

Income tax (expense) benefit

Excluding PPA effects, the Company recognized an income tax benefit of USD 98 million. For the same period of 2007 the income tax benefit amounted to USD 77 million. The higher tax benefit from the PPA effects related to a release of deferred tax liabilities.

Result equity-accounted investees

The equity-accounted investees resulted in a loss of USD 7 million and related to our shareholding in ASMC (USD 2 million) and various smaller other items.

Minority interests

The loss of USD 11 million was related to the share of minority shareholders in the profits of consolidated companies, predominantly Systems on Silicon Manufacturing Company. In the 2nd quarter of 2007, the share of minority shareholders amounted to a loss of USD 10 million.

Performance by segment

Mobile & Personal

Key data

In millions of USD unless otherwise stated

	Q2 2007	Q2 2008

Sales	538	471
% nominal growth	11.9	(12.5)
% comparable growth	2.6	(3.3)
EBIT	(52)	(117)
Effects of PPA	(45)	(65)
Incidental items	(4)	(9)
Adjusted EBIT	(3)	(43)

Sales amounted to USD 471 million, compared to USD 538 million for the 2nd quarter of 2007, a 3.3% decrease on comparable basis (nominal decrease of 12.5%).The divestment of Cordless & VoIP Terminal operations in the 3rd quarter of 2007 has negatively impacted the nominal comparison to last year.

EBIT in the 2nd quarter of 2008 amounted to a loss of USD 117 million compared to a loss of USD 52 million in the same period last year. Included are PPA effects of USD 65 million (2007: USD 45 million) and incidental items of USD 9 million (2007: USD 4 million).

Incidental items in 2008 included inventory write-offs of an exited product line and process transfer costs. In 2007 the incidental items were related to restructuring charges for PA/FEM activities.

Adjusted EBIT in the 2nd quarter of 2008 was a loss of USD 43 million (2007: loss of USD 3 million). The increased loss was mainly driven by the lower sales, decreased gross margins and an unfavorable currency effect of USD 19 million.  In the reporting period additional costs were incurred for increased design in activities for 3G and the formation of the ST-NXP Wireless Joint Venture.

On April 10, 2008, NXP and STMicroelectronics announced their agreement to combine their wireless operations to form a new joint-venture company, in which NXP will contribute a major part of its Mobile & Personal business unit (excluding Sound Solutions, Mobile Infrastructure and amplifiers). The transaction is scheduled to be closed in the 3rd quarter of 2008, and will operate under the name “ST-NXP Wireless”.

Home

Key data

In millions of USD unless otherwise stated

	Q2 2007	Q2 2008

Sales	216	196
% nominal growth	(29.2)	(9.3)
% comparable growth	(27.3)	(8.6)
EBIT	(60)	(53)
Effects of PPA	(28)	(30)
Incidental items	(2)	(4)
Adjusted EBIT	(30)	(19)

Sales amounted to USD 196 million, compared to USD 216 million in the 2nd quarter of 2007, a comparable decrease of 8.6% (nominal decrease of 9.3%). The sales were affected by the continued decline in the CRT market in which the Home business has sustained its substantial market share. This was only partly offset by increased sales in the TV Front-End, Digital TV and Settop Box market.

EBIT in the 2nd quarter of 2008 amounted to a loss of USD 53 million compared to a loss of USD 60 million in the same period last year. Included are PPA effects of USD 30 million (2007: USD 28 million) and incidental items of USD 4 million (2007: USD 2 million). Incidental items in both years were related to restructuring charges in the Research & Development organization.

Adjusted EBIT in the 2nd quarter of 2008 was a loss of USD 19 million (2007: loss of USD 30 million). The improvement was attributable to the benefits from the ongoing restructuring in the Home business and the improved product margins, partly offset by unfavorable currency effects of USD 8 million and the lower sales.

On April 29, 2008, NXP announced it will acquire the Broadband Media Processing (BMP) business of Conexant Systems, Inc. which provides industry-leading solutions for satellite, cable and IPTV applications. Under the terms of the deal, NXP will pay Conexant USD 110 million cash up front, and additional consideration of up to USD 35 million based on the achievement of certain revenue milestones over the period from closing through 2009. The transaction is subject to customary closing conditions and regulatory approvals, and is expected to close in the 3rd quarter of 2008.

Following the Memorandum of Understanding between NXP and Thomson of February this year, the two companies on June 27, 2008 announced that they have signed a contract to combine their can tuner module operations in a joint venture. NXP will have a 55% holding in the new venture and Thomson the remaining 45%. In the full year 2007, these combined operations recorded sales of approximately USD 250 million. NXP and Thomson expect that the transaction will close in the 3rd quarter of 2008, subject to closing conditions, including regulatory approvals.

Automotive & Identification

Key data

In millions of USD unless otherwise stated

	Q2 2007	Q2 2008

Sales	360	359
% nominal growth	24.1	(0.3)
% comparable growth	3.4	(0.5)
EBIT	45	33
Effects of PPA	(39)	(40)
Incidental items	(1)	(5)
Adjusted EBIT	85	78

Sales amounted to USD 359 million, compared to USD 360 million in the 2nd quarter of 2007, a comparable decrease of 0.5% (nominal decrease of 0.3%). Automotive continued to outgrow the market, taking a number one market position in Car Entertainment, while Identification in an overall weak market showed flat sales compared to the 2nd quarter of 2007, with the highlight that ABI ranked NXP as Top Supplier in the Contractless Vendor Matrix.

EBIT in the 2nd quarter of 2008 amounted to a profit of USD 33 million compared to USD 45 million in the same period last year. Included are PPA effects of USD 40 million (2007: USD 39 million) and incidental items of USD 5 million (2007: USD 1 million).

Incidental items were process transfer cost related to the closure of the Boeblingen manufacturing operations.

Adjusted EBIT in the 2nd quarter was a profit of USD 78 million (2007: USD 85 million). The improved product margins and a favorable currency effect of USD 11 million were offset by higher investments in R&D.

MultiMarket Semiconductors

Key data

In millions of USD unless otherwise stated

	Q2 2007	Q2 2008

Sales	358	416
% nominal growth	(12.9)	16.2
% comparable growth	(2.7)	3.9
EBIT	27	25
Effects of PPA	(40)	(37)
Incidental items	—	(1)
Adjusted EBIT	67	63

Sales amounted to USD 416 million compared to USD 358 million in the 2nd quarter of 2007, a comparable increase of 3.9% (nominal increase of 16.2%). All activities, General Application, Power Management and Standard IC’s, contributed to the increased sales.

EBIT in the 2nd quarter of 2008 amounted to a profit of USD 25 million compared to USD 27 million in the same period last year. Included are PPA effects of USD 37 million in the reporting period (2007: USD 40 million).

Adjusted EBIT in the 2nd quarter was a profit of USD 63 million compared to USD 67 million in the same period of 2007. Lower EBIT was mainly influenced by higher investments in R&D and increased selling expenses partly offset by better gross margins.

Manufacturing Operations

Key data

In millions of USD unless otherwise stated

	Q2 2007	Q2 2008

Sales (2)	46	61
% nominal growth	• (1)	• (1)
% comparable growth	• (1)	• (1)
EBIT	(123)	(88)
Effects of PPA	(31)	(24)
Incidental items	(101)	(9)
Adjusted EBIT	9	(55)

(1) Not meaningful.

(2) Excluding internal supplies to other Business Units

Sales amounted to USD 61 million compared to USD 46 million in the 2nd quarter in 2007. The increase is mainly related to sales to the DSP Group in connection with the sale of our Cordless & VoIP Terminal operations in the 3rd quarter of 2007.

EBIT in the 2nd quarter of 2008 amounted to a loss of USD 88 million compared to a loss of USD 123 million in the same period last year. Included are PPA effects of USD 24 million (2007: USD 31 million) and incidental items of USD 9 million for additional closure costs regarding the Boeblingen closure. Incidental items in the 2nd quarter of 2007 amounted to USD 101 million and were mainly related to restructuring charges regarding the Boeblingen closure.

Adjusted EBIT was a loss of USD 55 million (2007: profit of USD 9 million). The positive impact from the increased utilization rate (78% in the 2nd quarter of 2008 versus 74% in the same period of 2007) and the Business Renewal Program cost savings were more than offset by the impact of the weaker dollar (USD 44 million) and price erosion.

Corporate and Other

Key data

In millions of USD unless otherwise stated

	Q2 2007	Q2 2008

Sales	20	21
% nominal growth	• (1)	• (1)
% comparable growth	• (1)	• (1)
EBIT	(176)	(84)
Effects of PPA	—	—
Incidental items	(51)	(22)
Adjusted EBIT	(125)	(62)

(1)  Not meaningful.

Sales were USD 21 million, related to IP licensing compared to USD 20 million in the 2nd quarter of 2007.

EBIT in the 2nd quarter of 2008 was a loss of USD 84 million compared to a loss of USD 176 million in 2007. Incidental items mainly consist of IT system reorganization costs of USD 19 million. Incidental items of USD 51 million in 2007 were mainly related to restructuring charges, IT disentanglement costs and other items.

Adjusted EBIT was a loss of USD 62 million compared to a loss of USD 125 million in the 2nd quarter of 2007. EBIT includes the effect from the elimination of the Group’s unrealized intercompany profits, in the 2nd quarter of 2007 resulting in a loss of USD 43 million, compared to a nil effect in the current reporting period. In 2008, costs were further affected by a charge for the share-based compensation program (USD 15 million) and costs related to the creation of the ST-NXP Wireless Joint Venture. In the same period of 2007 the operational development costs of the Crolles Alliance (USD 33 million) were included.

Second quarter 2008 compared to first quarter 2008

Key data

In millions of USD unless otherwise stated

	Q1 2008 as reported	Q2 2008 as reported	Q1 2008 excl. PPA	Q2 2008 excl. PPA

Sales	1,519	1,524	1,519	1,524
% nominal growth*	(9.5)	0.3	(9.5)	0.3
% comparable growth*	(7.5)	(0.6)	(7.5)	(0.6)

EBIT	(167)	(284)	27	(88)
as a % of sales	(11.0)	(18.6)	1.8	(5.8)
EBITA	(6)	(124)	20	(97)
EBITDA	162	46	162	46
Incidental items	(5)	(50)	(5)	(50)
Adjusted EBITA			41	(29)
Adjusted EBITDA			183	114

*  sequential growth

Sales

Sales amounted to USD 1,524 million for the reporting period compared to USD 1,519 million for the 1st quarter of 2008, a nominal increase of 0.3% and 0.6% negative growth on a comparable basis. The sales of our Mobile & Personal business showed a comparable decline of 3.2%, the Automotive & Identification business and MultiMarket Semiconductors business a comparable increase by 4.2% and 0.9%, respectively. The Home business had a negative comparable growth of 5.0%.

EBIT

EBIT in the reporting period amounted to a loss of USD 284 million compared to a loss of USD 167 million in the 1st quarter. Included are PPA effects of USD 196 million (1st quarter: USD 194 million) and incidental items of losses amounting to USD 50 million (1st quarter: a profit of USD 5 million). Incidental items in the reporting period comprise, amongst others, restructuring charges of USD 19 million, USD 19 million IT system reorganization costs, USD 4 million process transfer cost, USD 6 million inventory write-off for products of an exited product line. Incidental items in the 1st quarter comprised restructuring charges of USD 5 million, USD 14 million IT disentanglement cost, USD 7 million process transfer cost and a USD 21 million gain on divestments.

Adjusted EBITA amounted to a loss of USD 29 million in the 2nd quarter compared to a profit of USD 41 million in the 1st quarter of 2008. The lower Adjusted EBITA resulted from a lower EBIT, mainly caused by the lower margin due to less utilization (2nd quarter 78 % vs. 87% 1st quarter), the unfavorable currency impact of USD 21 million from the weaker dollar, charges for the share-based compensation program of USD 17 million and costs related to the creation of the ST-NXP Wireless Joint Venture.

First six months 2008 compared to first six months 2007

Key data

In millions of USD unless otherwise stated

	January-June
	2007 as reported	2007 excl. PPA	2008 as reported	2008 excl. PPA

Sales	2,999	2,999	3,043	3,043
% nominal growth	(2.2)	(2.2)	1.5	1.5
% comparable growth	(3.8)	(3.8)	(0.5)	(0.5)

EBIT	(630)	(223)	(451)	(61)
as a % of sales	(21.0)	(7.4)	(14.8)	(2.0)
Financial income (expense)	(195)	(195)	(115)	(115)
Income tax (expense) benefit	135	114	192	97
Result equity-accounted investees	(1)	(1)	(11)	(11)
Minority interest	(16)	(16)	(23)	(23)
Net income (loss)	(707)	(321)	(408)	(113)

EBITA	(299)	(227)	(130)	(77)
EBITDA	129	132	208	208
Incidental items	(223)	(223)	(55)	(55)
Adjusted EBITA		13		12
Adjusted EBITDA		372		297

Sales

Sales amounted to USD 3,043 million for the first six months of 2008 compared to USD 2,999 million for the first six months of 2007, a nominal increase of 1.5% and 0.5% negative growth on a comparable basis. The sales of our Mobile & Personal business showed a comparable growth of 1.7%, the Automotive & Identification business showed a comparable decline of 0.7% and MultiMarket Semiconductors business grew by 1.5%. The Home business had a negative comparable growth of 7.2%.

EBIT

EBIT in the reporting period amounted to a loss of USD 451 million compared to a loss of USD 630 million in the first six months of last year. Included are PPA effects of USD 390 million (2007: USD 407 million) and losses for incidental items of USD 55 million (2007: USD 223 million). The improved EBIT is mainly attributable to improved margin / higher utilization and reduced depreciation resulting from the Crolles closure by the end of 2007, partially offset by unfavorable currency effects, charges for the share-based compensation program and costs related to the creation of the ST-NXP Wireless Joint Venture.

Adjusted EBITA amounted to a profit of USD 12 million in the reporting period compared to a profit of USD 13 million in the first six months of 2007.

Adjusted EBITDA amounted to a profit of USD 297 million compared to USD 372 million.

Liquidity and capital resources

At the end of the 2nd quarter of 2008 cash and cash equivalents amounted to USD 660 million, compared to USD 519 million at the end of the 1st quarter of 2008. Including the cash position and the unused part of the senior secured revolving credit facility, NXP had access to liquidity resources of USD 985 million at the end of the 2nd quarter of 2008. In the 2nd quarter of 2008 NXP has drawn USD 450 million under its senior revolving credit facility.

Net cash used for operating activities in the reporting period amounted to USD 281 million, compared to USD 268 million in the 1st quarter, excluding the unequally distributed interest payments between the quarters (USD 190 million in the 2nd quarter and USD 60 million in the 1st quarter), the net cash used for operations was reduced by USD 117 million. In the 1st and 2nd quarter, activity levels in sales were about equal, however with somewhat more back-loaded sales in the 2nd quarter. Moreover, Manufacturing operations with loading going from 87% in the 1st quarter to 78% in the 2nd quarter, had obvious effects on accounts payable and accruals. Measures have been implemented to improve working capital and first results have become visible in inventories (reduced by USD 28 million).

Net cash used for investing activities was USD 15 million composed of capital expenditures of USD 143 million. Proceeds from the sale of assets amounted to USD 139 million, mainly relating to Crolles. Purchase of interest in business was USD 4 million and the net cash payment for other non-current financial assets amounted to USD 7 million. The effect of changes in exchange rates on cash positions amounted to USD 21 million.

Subsequent events

On July 14, 2008, Systems on Silicon Manufacturing Co. Pte. Ltd. (SSMC) of Singapore, in which NXP holds a 61.2% ownership and TSMC the remainder, has repaid an amount of USD 200 million of paid-in capital to its shareholders. As a consequence, the amount of USD 77.6 million which is paid to TSMC, will be reflected in the 3rd quarter and will reduce the consolidated cash position.

Outlook

Due to the overall market sentiment we continue to see a relatively flat market. The Company expects a year-over-year comparable mid single-digit sales decrease, translating into similar sales levels as in the 2nd quarter.

Eindhoven, July 22, 2008

Board of Management

Consolidated statements of operations

all amounts in millions of USD

	2nd quarter		January to June
	2007	2008	2007	2008

Sales	1,538	1,524	2,999	3,043

Cost of sales	(1,184)	(1,017)	(2,198)	(1,980)

Gross margin	354	507	801	1,063

Selling expenses	(111)	(111)	(224)	(218)
General and administrative expenses	(293)	(327)	(570)	(622)
Research and development expenses	(314)	(345)	(635)	(691)
Write-off of acquired in-process research and development	19	(1)	(15)	(13)
Other income (expense)	6	(7)	13	30

Income (loss) from operations	(339)	(284)	(630)	(451)

Financial income (expense)	(103)	(174)	(195)	(115)

Income (loss) before taxes	(442)	(458)	(825)	(566)

Income tax (expense) benefit	94	146	135	192

Income (loss) after taxes	(348)	(312)	(690)	(374)

Results relating to equity-accounted investees	(1)	(7)	(1)	(11)

Minority interests	(10)	(11)	(16)	(23)

Net income (loss)	(359)	(330)	(707)	(408)

Consolidated balance sheets

all amounts in millions of USD

	June 30, 2007	December 31, 2007	June 30, 2008

Current assets:
Cash and cash equivalents	691	1,041	660
Receivables	849	764	858
Inventories	828	958	1,009
Assets held for sale	—	130	—
Other current assets	174	237	299
Total current assets	2,542	3,130	2,826

Non-current assets:
Investments in equity-accounted investees	66	76	70
Other non-current financial assets	8	64	58
Other non-current assets	378	486	637
Property, plant and equipment	2,826	2,500	2,490
Intangible assets excluding goodwill	3,881	3,844	3,814
Goodwill	3,014	3,716	3,994
Total non-current assets	10,173	10,686	11,063

Total assets	12,715	13,816	13,889

Current liabilities:
Accounts and notes payable	798	1,001	856
Accrued liabilities	812	935	751
Short-term provisions	70	40	50
Other current liabilities	46	73	93
Short-term debt	8	6	464
Total current liabilities	1,734	2,055	2,214

Non-current liabilities:
Long-term debt	5,875	6,072	6,215
Long-term provisions	512	798	745
Other non-current liabilities	146	106	113
Total non-current liabilities	6,533	6,976	7,073

Minority interests	226	257	260
Shareholder’s equity	4,222	4,528	4,342

Total liabilities and equity	12,715	13,816	13,889

Consolidated statements of cash flows

all amounts in millions of USD

	2nd quarter		January to June
	2007	2008	2007	2008

Cash flows from operating activities:
Net income (loss)	(359)	(330)	(707)	(408)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	386	347	761	680
Write-off of in-process research and development	(19)	1	15	13
Net gain on sale of assets	(4)	8	(5)	(16)
Results relating to equity-accounted investees	1	7	1	11
Minority interests (net of dividends paid to minority shareholders)	10	(9)	13	3
Decrease (increase) in receivables and other current assets	(71)	(41)	(104)	(115)
Decrease (increase) in inventories	27	28	47	(36)
Increase (decrease) in accounts payable, accrued and other liabilities	262	(218)	263	(363)
Decrease (increase) in non-current receivables/other assets	(88)	(107)	(165)	(124)
Increase (decrease) in provisions	(19)	(32)	16	(87)
Other items	(13)	65	(38)	(107)
Net cash provided by (used for) operating activities	113	(281)	97	(549)
Cash flows from investing activities:
Purchase of intangible assets	(4)	(4)	(8)	(8)
Capital expenditures on property, plant and equipment	(118)	(139)	(224)	(282)
Proceeds from disposals of property, plant and equipment	14	139	24	160
Purchase of other non-current financial assets	—	(13)	—	(13)
Proceeds from the sale of other non-current financial assets	—	6	—	6
Purchase of interest in businesses	(136)	(4)	(417)	(92)
Proceeds from the sale of businesses	—	—	—	16
Net cash provided by (used for) investing activities	(244)	(15)	(625)	(213)
Cash flows from financing activities:
(Decrease) increase in debt	(9)	458	(18)	459
Net cash provided by (used for) financing activities	(9)	458	(18)	459

Effect of changes in exchange rates on cash positions	5	(21)	5	(78)

Increase (decrease) in cash and cash equivalents	(135)	141	(541)	(381)
Cash and cash equivalents at beginning of period	826	519	1,232	1,041
Cash and cash equivalents at end of period	691	660	691	660

Consolidated statements of changes in shareholder’s equity

all amounts in millions of USD

	January to June 2008
				Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value	Retained Earnings (deficit)	Currency translation differences	Unrealized gain (loss) on available-for- sale securities	Pension (SFAS No. 158)	Changes in fair value of cash flow hedges	Total share- holder’s equity

Balance as of December 31, 2007	—	6,374	(1,638)	(259)	—	51	—	4,528

Net income (loss)			(408)					(408)
Current period change				(71)		(3)	9	(65)
Total comprehensive income (loss), net of tax			(408)	(71)		(3)	9	(473)
Share-based compensation plans		27			—			27
Differences due to translating the parent’s functional currency into Group reporting currency		405	(105)	(43)		3		260

Balance as of June 30, 2008	—	6,806	(2,151)	(373)	—	51	9	4,342

Information by segments

all amounts in millions of USD unless otherwise stated

Sales, R&D expenses and income from operations

	2nd quarter
	2007				2008
	Sales	Research and development expenses	Income (loss) from operations		Sales	Research and development expenses	Income (loss) from operations
			amount	as a % of sales			amount	as a % of sales

Mobile & Personal	538	128	(52)	(9.7)	471	136	(117)	(24.8)
Home	216	60	(60)	(27.8)	196	57	(53)	(27.0)
Automotive & Identification	360	54	45	12.5	359	69	33	9.2
MultiMarket Semiconductors	358	28	27	7.5	416	42	25	6.0
Manufacturing Operations	46	9	(123)	• (1)	61	13	(88)	• (1)
Corporate and Other	20	35	(176)	• (1)	21	28	(84)	• (1)
Total	1,538	314	(339)	(22.0)	1,524	345	(284)	(18.6)

	January to June
	2007				2008
	Sales	Research and development expenses	Income (loss) from operations		Sales	Research and development expenses	Income (loss) from operations
			amount	as a % of sales			amount	as a % of sales

Mobile & Personal	989	250	(169)	(17.1)	959	269	(189)	(19.7)
Home	445	118	(112)	(25.2)	401	119	(104)	(25.9)
Automotive & Identification	661	100	78	11.8	696	132	57	8.2
MultiMarket Semiconductors	776	57	73	9.4	822	80	54	6.6
Manufacturing Operations	88	19	(220)	• (1)	123	27	(163)	• (1)
Corporate and Other	40	91	(280)	• (1)	42	64	(106)	• (1)
Total	2,999	635	(630)	(21.0)	3,043	691	(451)	(14.8)

(1)	Not meaningful
(2)

For the six months ended June 30, 2008, Manufacturing Operations supplied USD 1,166 million to other segments (for the six months ended June 30, 2007: USD 1,360 million), which have been eliminated in the above presentation.

Main countries

all amounts in millions of USD

Sales

	January to June
	2007	2008

China	565	523
Netherlands	505	498
Taiwan	245	216
United States	261	248
Singapore	264	275
Germany	193	195
South Korea	298	396
Other Countries	668	692
Total	2,999	3,043

The allocation is based on invoicing organization.

Reconciliation of non-US GAAP information

all amounts in millions of USD unless otherwise stated

Certain non-US GAAP financial measures are presented when discussing the NXP Group’s financial position. In the following tables, a reconciliation to the most directly comparable US GAAP financial measure is made for each non-US GAAP performance measure.

Sales growth composition (in %)

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q2 2008 versus Q2 2007

Mobile & Personal	(3.3)	1.0	(10.2)	(12.5)
Home	(8.6)	1.3	(2.0)	(9.3)
Automotive & Identification	(0.5)	7.2	(7.0)	(0.3)
MultiMarket Semiconductors	3.9	5.0	7.3	16.2
Manufacturing Operations (1)	•	•	•	•
Corporate and Other (1)	•	•	•	•

NXP Group	(1.9)	3.3	(2.3)	(0.9)

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q2 2007 versus Q2 2006

Mobile & Personal	2.6	1.6	7.7	11.9
Home	(27.3)	1.0	(2.9)	(29.2)
Automotive & Identification	3.4	4.9	15.8	24.1
MultiMarket Semiconductors	(2.7)	1.5	(11.7)	(12.9)
Manufacturing Operations (1)	•	•	•	•
Corporate and Other (1)	•	•	•	•

NXP Group	(4.8)	1.9	1.3	(1.6)

(1) Not meaningful

Adjusted EBITA to EBITA to Net income (loss)

	Q2 2007	Q2 2008

Adjusted EBITA	9	(29)
Add back:
Exit of product lines	(6)	(6)
Restructuring costs and impairment	(130)	(19)
Minority interest and results of equity-accounted investees	(11)	(18)
Other incidental items	(23)	(25)
Effects of PPA	(39)	(27)

EBITA	(200)	(124)

Include:
Amortization intangible assets	(150)	(178)
Financial income (expenses)	(103)	(174)
Income tax (expense) benefit	94	146

Net income (loss)	(359)	(330)

Adjusted EBITDA to EBITDA to Net income (loss)

	Q2 2007	Q2 2008

Adjusted EBITDA	190	114
Add back:
Exit of product lines	(6)	(6)
Restructuring costs and impairment	(130)	(19)
Minority interest and results of equity-accounted investees	(11)	(18)
Other incidental items	(23)	(25)
Effects of PPA	(3)	—

EBITDA	17	46

Include:
Amortization intangible assets	(150)	(178)
Depreciation property, plant and equipment	(217)	(170)
Financial income (expenses)	(103)	(174)
Income tax (expense) benefit	94	146

Net income (loss)	(359)	(330)

Adjusted EBIT to EBIT (=IFO)

	NXP Group	Mobile & Personal	Home	Automotive & Identification	MultiMarket Semiconductors	Manufacturing Operations	Corporate and Other
Q2 2008

Adjusted EBIT	(38)	(43)	(19)	78	63	(55)	(62)
Add back:
Exit of product lines	(6)	(6)	—	—	—	—	—
Restructuring costs and impairment	(19)	(1)	(4)	(1)	(1)	(9)	(3)
Other incidental items	(25)	(2)	—	(4)	—	—	(19)
Effects of PPA	(196)	(65)	(30)	(40)	(37)	(24)	—
EBIT	(284)	(117)	(53)	33	25	(88)	(84)

Q2 2007

Adjusted EBIT	3	(3)	(30)	85	67	9	(125)
Add back:
Exit of product lines	(6)	—	—	—	—	—	(6)
Restructuring costs and impairment	(130)	—	(2)	—	—	(96)	(32)
Other incidental items	(23)	(4)	—	(1)	—	(5)	(13)
Effects of PPA	(183)	(45)	(28)	(39)	(40)	(31)	—
EBIT	(339)	(52)	(60)	45	27	(123)	(176)

Composition of net debt to group equity

	December 31, 2007	June 30, 2008

Long-term debt	6,072	6,215
Short-term debt	6	464
Total debt	6,078	6,679
Cash and cash equivalents	(1,041)	(660)
Net debt (total debt less cash and cash equivalents)	5,037	6,019

Minority interests	257	260
Shareholder’s equity	4,528	4,342
Group equity	4,785	4,602

Net debt and group equity	9,822	10,621
Net debt divided by net debt and group equity (in %)	51	57
Group equity divided by net debt and group equity (in %)	49	43

Supplemental consolidated statement of operations for the period January to June, 2008 all amounts in millions of USD

	NXP B.V.	guarantors	non- guarantors	eliminations/ reclassifications	consolidated

Sales	—	2,162	881	—	3,043
Intercompany sales	—	694	380	(1,074)	—
Total sales	—	2,856	1,261	(1,074)	3,043
Cost of sales	(43)	(1,862)	(1,067)	992	(1,980)
Gross margin	(43)	994	194	(82)	1,063
Selling expenses	—	(173)	(79)	34	(218)
General and administrative expenses	(326)	(260)	(42)	6	(622)
Research and development expenses	—	(462)	(272)	43	(691)
Write-off of acquired in-process research and development	(13)	—	—	—	(13)
Other income (loss)	(55)	(234)	320	(1)	30
Income (loss) from operations	(437)	(135)	121	—	(451)
Financial income and expenses	18	(127)	(6)	—	(115)
Income subsidiaries	(73)	—	—	73	—
Income (loss) before taxes	(492)	(262)	115	73	(566)
Income tax (expense) benefit	95	102	(5)	—	192
Income (loss) after taxes	(397)	(160)	110	73	(374)
Results relating to equity-accounted investees	(11)	—	—	—	(11)
Minority interests	—	—	(23)	—	(23)
Net income (loss)	(408)	(160)	87	73	(408)

Supplemental consolidated balance sheet at June 30, 2008

all amounts in millions of USD

	NXP B.V.	guarantors	non- guarantors	eliminations/ reclassifications	consolidated

Assets
Current assets:
Cash and cash equivalents	(2)	283	379	—	660
Receivables	25	478	355	—	858
Intercompany accounts receivable	395	339	179	(913)	—
Inventories	—	864	145	—	1,009
Assets held for sale	—	—	—	—	—
Other current assets	97	143	59	—	299
Total current assets	515	2,107	1,117	(913)	2,826

Non-current assets:
Investments in equity-accounted investees	55	—	15	—	70
Investments in affiliated companies	2,922	—	—	(2,922)	—
Other non-current financial assets	38	18	2	—	58
Other non-current assets	90	376	171	—	637
Property, plant and equipment	368	1,506	616	—	2,490
Intangible assets excluding goodwill	3,757	44	13	—	3,814
Goodwill	3,994	—	—	—	3,994
Total non-current assets	11,224	1,944	817	(2,922)	11,063
Total assets	11,739	4,051	1,934	(3,835)	13,889

Liabilities and Shareholder’s equity
Current liabilities:
Accounts and notes payable	—	702	154	—	856
Intercompany accounts payable	12	570	331	(913)	—
Accrued liabilities	236	310	205	—	751
Short-term provisions	—	42	8	—	50
Other current liabilities	10	27	56	—	93
Short-term debt	450	—	14	—	464
Intercompany financing	—	4,214	142	(4,356)	—
Total current liabilities	708	5,865	910	(5,269)	2,214

Non-current liabilities:
Long-term debt	6,202	5	8	—	6,215
Long-term provisions	484	230	31	—	745
Other non-current liabilities	3	86	24	—	113
Total non-current liabilities	6,689	321	63	—	7,073
Minority interests	—	—	260	—	260
Shareholder’s equity	4,342	(2,135)	701	1,434	4,342
Total liabilities and Shareholder’s equity	11,739	4,051	1,934	(3,835)	13,889

Supplemental consolidated statement of cash flows for the period January to June, 2008 all amounts in millions of USD

	NXP B.V.	guarantors	non- guarantors	eliminations	consolidated

Cash flows from operating activities:
Net income (loss)	(408)	(160)	87	73	(408)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	73	(73)	—
Depreciation and amortization	390	198	105	—	693
Net gain on sale of assets	(19)	(5)	8	—	(16)
Results relating to unconsolidated companies	11	—	—	—	11
Minority interests (net of dividends paid to minority shareholders)	—	—	3	—	3
Decrease (increase) in receivables and other current assets	(19)	(56)	(40)	—	(115)
Decrease (increase) in inventories	—	(8)	(28)	—	(36)
Increase (decrease) in accounts payable, accrued and other liabilities	(12)	(311)	(40)	—	(363)
Decrease (increase) intercompany current accounts	(509)	436	73	—	—
Decrease (increase) in non-current receivables/other assets	20	(93)	(51)	—	(124)
Increase (decrease) in provisions	(99)	5	7	—	(87)
Other items	(132)	25	—	—	(107)
Net cash provided by (used for) operating activities	(704)	31	124	—	(549)

Cash flows from investing activities:
Purchase of intangible assets	—	(3)	(5)	—	(8)
Capital expenditures on property, plant and equipment	—	(194)	(88)	—	(282)
Proceeds from disposals of property, plant and equipment	—	30	130	—	160
Purchase of other non-current financial assets	—	(13)	—	—	(13)
Proceeds from the sale of other non-current financial assets	—	6	—	—	6
Purchase of interest in businesses	(86)	—	(6)	—	(92)
Proceeds from sale of interests in businesses	14	2	—	—	16
Net cash provided by (used for) investing activities	(72)	(172)	31	—	(213)

Cash flows from financing activities:
(Decrease) increase in debt	451	—	8	—	459
Net changes in intercompany financing	14	70	(84)	—	—
Net changes in intercompany equity	52	(12)	(40)	—	—
Net cash provided by (used for) financing activities	517	58	(116)	—	459
Effect of changes in exchange rates on cash positions	(82)	—	4	—	(78)
Increase (decrease) in cash and cash equivalents	(341)	(83)	43	—	(381)
Cash and cash equivalents at beginning of period	339	366	336	—	1041
Cash and cash equivalents at end of period	(2)	283	379	—	660

Quarterly statistics

all amounts in millions of USD unless otherwise stated

	2007				2008
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	1,461	1,538	1,644	1,678	1,519	1,524
% increase	(2.8)	(1.6)	0.3	9.4	4.0	(0.9)

EBIT	(291)	(339)	(3)	(145)	(167)	(284)
as a % of sales	(19.9)	(22.0)	(0.2)	(8.6)	(11.0)	(18.6)

EBITA	(99)	(200)	148	(38)	(6)	(124)
as a % of sales	(6.8)	(13.0)	9.0	(2.3)	(0.4)	(8.1)

EBITDA	112	17	358	195	162	46
as a % of sales	7.7	1.1	21.8	11.6	10.7	3.0

Adjusted EBITA	4	9	136	148	41	(29)
as a % of sales	0.3	0.6	8.3	8.8	2.7	(1.9)

Adjusted EBITDA	182	190	310	349	183	114
as a % of sales	12.5	12.4	18.9	20.8	12.0	7.5

Net income	(348)	(359)	(12)	69	(78)	(330)

	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	1,461	2,999	4,643	6,321	1,519	3,043
% increase	(2.8)	(2.2)	(1.3)	1.3	4.0	1.5

EBIT	(291)	(630)	(633)	(778)	(167)	(451)
as a % of sales	(19.9)	(21.0)	(13.6)	(12.3)	(11.0)	(14.8)

EBITA	(99)	(299)	(151)	(189)	(6)	(130)
as a % of sales	(6.8)	(10.0)	(3.3)	(3.0)	(0.4)	(4.3)

EBITDA	112	129	487	682	162	208
as a % of sales	7.7	4.3	10.5	10.8	10.7	6.8

Adjusted EBITA	4	13	149	297	41	12
as a % of sales	0.3	0.4	3.2	4.7	2.7	0.4

Adjusted EBITDA	182	372	682	1,031	183	297
as a % of sales	12.5	12.4	14.7	16.3	12.0	9.8

Net income	(348)	(707)	(719)	(650)	(78)	(408)

	period ending 2007				Period ending 2008
Inventories as a % of sales	13.5	13.1	13.8	15.2	16.3	15.9

Net debt: group equity ratio	52:48	54 : 46	52 : 48	51 : 49	54 : 46	57 : 43

Employees (in FTE)	37,620	38,176	38,116	37,627	36,800	36,576

Exhibit 2

NXP Semiconductors Announces Second Quarter 2008 Results

Gross margin improved from 34.7% to 36.5% year-over-year

Q2 Highlights

•	Q2 sales USD 1,524M compared to USD 1,538M in Q2 2007 and USD 1,519M in Q1 2008
•	Comparable YoY decrease of 1.9% and comparable QoQ sales decrease of 0.6%
•	Book to bill ratio stable at 1.03 compared to 1.00 in Q1 2008
•	Q2 adjusted EBITDA (excluding effects of Purchase Price Accounting) USD 114M, compared to USD 190M in Q2 2007 and USD 183M in Q1 2008
•	Cash position USD 660M* at the end of Q2, compared to USD 519M at the end of Q1 and USD 691M at the end of Q2 2007
•	The ST-NXP Wireless JV on track to close in Q3, resulting in a cash receipt of USD 1.55BN and 20% ownership in the JV
•	Factory loading 78% in Q2 compared to 74% in Q2 2007 and 87% in Q1 2008

Eindhoven, The Netherlands, July 22, 2008 – NXP Semiconductors today announced second quarter sales of USD 1,524 million, a comparable decrease of 1.9% on the second quarter of 2007 and a comparable decrease of 0.6% over the first quarter of 2008, reflecting the continuing softness of the overall market. Adjusted EBITDA in the second quarter was USD 114 million, down from USD 190 million in the second quarter of 2007 and down from USD 183 million in the first quarter of 2008. Adjusted EBITA showed a loss of USD 29 million this quarter compared to a profit of USD 9 million in the same period last year. Although costs were significantly reduced this quarter leading to improved gross margins, the strong negative impact of the weaker dollar, which had an EBIT impact of approximately USD 70 million, offset these gains and led to a decreased EBITA.

Frans van Houten, President and CEO of NXP Semiconductors, commented:

“We were able to achieve a sales level in line with our guidance, primarily as a result of solid sales performance by both the MultiMarket Semiconductors and Automotive & Identification businesses. Overall, the Home business made progress in digital TV, in particular through production ramp-ups with Philips and another leading CE brand and a design win with Loewe, but the decline in analog TV continued. The Mobile & Personal business suffered from soft market conditions, but saw continued design-in traction in 3G, EDGE and Ultra Low Cost phones with Samsung.”

“I am pleased to say that we are swiftly executing on our strategy focusing on scale and leadership positions. This is evidenced by the good progress we are making in the creation of ST-NXP Wireless: in this quarter, we announced the name of the JV, its Executive Management Team, received regulatory approvals, including from the European Commission, and finalized labor council consultations. This transaction will give us a stake in an ambitious and exciting joint venture, as well as USD 1.55 billion in cash enabling us to pursue growth and increased investments in our core businesses. Furthermore, we announced the acquisition of the Conexant STB business and we signed the definitive agreement for the formation of a JV with Thomson creating the leader in Can tuners.”

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“The continued focus on our Business Renewal strategy resulted in improved gross margins, however savings have been eroded by the continuing weakness of the dollar. A core priority for the remainder of the year is to take additional decisive steps to mitigate our currency exposure and re-align our business to better suit our reduced size following the creation of ST-NXP Wireless.”

Outlook: Due to the overall market sentiment we continue to see a relatively flat market. The company expects a year-over-year comparable mid single digit sales decrease, translating into similar sales levels as in the second quarter.

The full report is available on NXP website (www.nxp.com/investor).

*Cash figure includes USD 450 million draw down under the revolving credit facility early May 2008

About NXP Semiconductors

NXP is a top 10 semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 37,000 employees working in more than 20 countries and posted sales of USD 6.3 billion in 2007. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further press information, please contact:

Media: Lieke de Jong-Tops Tel. +31 40 27 25202 lieke.de.jong-tops@nxp.com Investors: Jan Maarten Ingen Housz Tel. +31 40 27 28685 janmaarten.ingen.housz@nxp.com

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